PennWest ENERGY


TOM

STAND & DELIVER

ANNUAL SUMMARY | 08


PENN WEST
PENN WEST
RYAN
PENN WEST
TOM

WE STAND AND DELIVER.

PICTURED FROM LEFT TO RIGHT:

Christine Hansen
FIELD REGULATORY COORDINATOR

Christine was promoted in October 2008 due to her strong operational background. She plays a vital role in the field, providing training, education and support for meeting various regulatory obligations.

Rob Murdoch
SENIOR EXPLOITATION ENGINEERING TECHNOLOGIST

Rob has over 17 years in the oil and gas industry and is the driving force behind the Edmonton team's success in project execution.

Ryan Marx
SOUTHERN FACILITY CONSTRUCTION MANAGER

Recently promoted, Ryan oversees the safe construction of pipelines, gas plants and oil batteries and ensures projects are built on time and on budget.

Tom Cookson
CONTINUOUS IMPROVEMENT MANAGER

Thirty-two years of outstanding attitude and professionalism make Tom one of the best field superintendents in the organization. He helps identify opportunities to improve efficiency of field operations.

Chris McGinnis
MANAGER, PRODUCTION ENGINEERING FOR THE CENTRAL ALBERTA DISTRICT

Chris was promoted in November 2008 and is responsible for growing Penn West's production in heavy oil assets. He is well recognized for bringing teams together.

STICKING TO OUR PRINCIPLES

WITH A 16-YEAR TRACK RECORD OF SUCCESS FOUNDED ON PROVEN OPERATING PRINCIPLES, PENN WEST IS POSITIONED TO WEATHER THESE CHALLENGING TIMES AND EMERGE STRONGER THAN EVER. STICKING TO OUR PRINCIPLES HAS HELPED US GROW INTO ONE OF NORTH AMERICA'S LARGEST ENERGY PRODUCERS.

We face today's challenges from a position of strength. That includes average pro-forma production of approximately 192,000 boe per day in 2008 – underpinned by a stable base of mature oil-producing properties – an immense reserve base of 729 million boe proved plus probable, and a reserve life index of 11.1 years.

We're sticking to another key principle – financial discipline, including a prudent level of well diversified debt and a payout ratio that provides flexibility through changing conditions. Sticking to our principles enables us to continue providing an attractive but appropriate income stream to our investors – meeting people's desire for cash yield.

CONTENTS

2 We Dig Deep

4 We Reach Far

6 We Aim High

8 Letter to Unitholders

12 Operations Review

16 08 Highlights

IBC Corporate Information



WE DIG DEEP

DIG DEEP

- Horizontal multi-stage completion technology at our burgeoning resource play near Swift Current in southwest Saskatchewan is adding medium-gravity oil at attractive capital efficiencies. 2008: 25 net wells drilled. 2009: 30 net wells planned.
- Comprehensive optimization and efficiency programs will cut operating costs, improve uptimes and reduce production declines, adding low-cost volumes and funds flow quickly and at high capital efficiency.
- Ongoing portfolio rationalization will continue to high-grade assets, deploying capital into the best short-term opportunities.
- 2009 capital program of approximately $600 million will focus on near term development opportunities.

$2.5 billion

2008 funds flow – 90 percent increase over 2007

$1.2 billion

2008 net income – 598 percent increase over 2007

$1.5 billion

Distributions paid

59 percent

Payout ratio – calculated as distributions paid divided by funds flow

CHALLENGING TIMES DEMAND THE VERY BEST from all of us. For an energy producer, it means looking at your whole asset base and developing a program that gets the greatest production and funds flow out of every dollar invested, that levers your existing infrastructure, land base and producing properties, and that drives your costs as low as possible. It's about getting the biggest bang for your buck. We put the longer-term, more capital-intensive projects on the shelf, and focus on lower-risk projects that generate new volumes and funds flow right away. As an energy producer, Penn West sells commodities priced by competitive markets – so maximizing margins depends on driving down costs. That means asking suppliers to be part of the solution. And reducing internal corporate overhead.

With our diversified producing properties all across the Western Canadian Sedimentary Basin – including 16,000 wellbores – our huge array of infrastructure, our vast land base and our experienced, hands-on operating and management teams, we have opportunities throughout our asset base to dig deep. And we are.


WE
REACH
FAR



REACH FAR

- Diversified assets provide multi-year opportunity base.
- Operating goal is to transform more resource-in-place in known pools into producing reserves by accessing reserves previously believed to be uneconomic by deploying new technology.
- Tools include improved and enlarged waterfloods, infill drilling, horizontal drilling, improved reservoir modelling and innovative technologies.
- Penn West operates two CO_2 miscible flood pilots, one commercial CO_2 property and has non-operated interests in two others. Pilots will continue operating, with low incremental capital needs in 2009.
- Main commodity target is premium priced, high-netback, low-royalty light oil from legacy reservoirs.

18 percent

Corporate average decline across asset base

11.1 years

Reserve life index

729

Million barrels of oil equivalent proved plus probable reserves

WE KNOW THAT IT'S ABOUT MORE THAN JUST getting through the market downturn. As an investor, you want to know what a company offers for the future. At Penn West, our thinking has always taken in the short term, the medium term and the long term. Our capital projects, our activities and our asset base reflect that. Penn West's diversified producing properties create a range of opportunities to transform resources in the ground into tomorrow's producing reserves – and to test new ideas as new technologies become available. Breakthrough recovery technologies can improve results by two, five or even 10 times over historical techniques.

Penn West is one of western Canada's largest operators of large, historical light oil pools, with five major pools including West Pembina, South Swan Hills and Dodsland. We are a large operator of enhanced oil recovery projects aimed at extending the life of producing assets. These include traditional waterfloods as well as leading-edge CO_2 miscible flood pilot projects, reflecting Penn West's participation in Alberta's push into carbon capture and storage. Our assets, our plans and our field activities reach far.





WE AIM HIGH

AIM HIGH

- Track record of successful corporate and asset acquisitions over the past 16 years.
- Ongoing prudent capital commitments to test and set up resource plays for long-term success.
- Combined developed and undeveloped land base of approximately 7 million net acres provides exposure to nearly every type of resource play.
- Lever company infrastructure to maximize capital efficiency per unit of incremental production.

15 percent

Return on capital

19 percent

Return on equity

288

Net wells drilled

PENN WEST HAS ALWAYS AIMED TO EXCEL. OUR growth has been driven by a combination of strategic acquisitions and organic growth in the asset base. The goal is always the same: to deliver maximum long-term value to our investors.

Today Penn West continues to aim high. Challenging times usually yield opportunities to make acquisitions at favourable metrics. We've been here before – we grew during previous cyclical troughs, and emerged stronger than going in. Penn West intends to do the same again. If western Canada's energy industry experiences a new round of consolidation, we intend to be among the consolidators.

Our large, diversified and infrastructure-rich asset base offers broad opportunities to make the most of commodity markets in five, 10 or 20 years. Penn West has exposure to virtually every significant resource play in western Canada: shallow gas, tight gas, shale gas, coalbed methane, tight oil and heavy oil. Driven by breakthrough well completion technologies, offering scalability and repeatability, resource plays represent the future of western Canada's energy production. They're crucial to the long-term sustainability of a major producer – and Penn West is positioned to be a significant player.

As always – whether through acquisitions or organic growth – we aim to continue delivering value to investors, including attractive, sustainable yields supported by an anticipated $7 billion in tax pools that will help shelter future distributions from the upcoming SIFT tax, set to take effect in 2011.

Thanks to many years of prudent financial management, we entered 2009 with a solid balance sheet, a moderate level of well-diversified debt, and a hedging position able to partially mitigate the commodity price volatility seen thus far in 2009.



Murray R. Nunns
President and
Chief Operating Officer

William E. Andrew
Director and
Chief Executive Officer

Todd Takeyasu
Executive Vice President and
Chief Financial Officer

LETTER TO UNITHOLDERS

2008 was a year unlike any in recent memory. The uncertainty resulting from the worldwide financial crisis prompted widespread selling in the capital markets in the second half of the year. This caused most publicly traded companies to lose substantial market value by year end. Oil and natural gas producers of all sizes experienced difficulties in the latter half of the year as world crude oil prices declined from their highs just months earlier and renewed weakness in natural gas prices intensified the challenges.

As investors take stock and begin looking to the future, we believe they will need to distinguish between companies that have been weakened and those that are well-positioned to emerge from this downturn fundamentally sound. Penn West is one of North America's largest conventional energy producers, with production entering 2009 of approximately 183,000 boe per day and a year-end 2008 proved plus probable reserves base totalling 729 million barrels of oil equivalent. Thanks to many years of prudent financial management, we entered 2009 with a solid balance sheet, a moderate level of well-diversified debt, and a hedging position able to partially mitigate the commodity price volatility seen thus far in 2009. These financial advantages enable us to continue providing investors with an income stream while building our asset base for the future.

We firmly believe this period of low commodity prices and market uncertainty will offer opportunities for us. We will use our key advantages – high-quality assets, a strong balance sheet, and a highly experienced, proven management team – to pursue a near-term business plan that is focused not only on weathering the current economic conditions, but also on building for the future. Penn West continues to aim high – and we intend to reach far.

2008 OVERVIEW

Our acquisitions in 2008 of Canetic, Vault and Endev added substantially to our asset base and production volumes. We spent the time and effort needed to fully integrate the assets, the people and the many operating systems, such as land management and production accounting. We integrated the new assets into Penn West standards of operating efficiency, employee and public safety, and environmental protection. Entering 2009 we have fully completed the integration process, and this year we expect to see the benefits of higher efficiencies, higher production volumes and our ability to work a deep inventory of production optimization and drilling opportunities.

In 2008, Penn West drilled 288 net wells under its $1,045 million capital program (not including corporate acquisitions). Penn West's reserves total 729 million boe proved plus probable, with a high ratio of proved reserves, and provide a reserve-life-index (P+P) of 11.1 years.

OUR GO-FORWARD STRATEGY

Recently oil prices have tested their five-year lows. The market has become a changed landscape. Thanks to Penn West's large size, diverse asset base, financial strength and management experience we are able to implement a range of measures that provide the best positioning under the circumstances. We are focusing on:

- Prioritizing operations;
- Financial integrity and liquidity;
- Cost control; and
- Preserving flexibility to pursue opportunities.

Prioritizing Operations

In the near term, we are emphasizing production optimization by adding low-cost volumes with short lead-times and low risk. This will maximize operating margins amidst low commodity prices. We are deferring most work on those longer-lead-time prospects we had focused on during times of stronger pricing.

This approach levers Penn West's large, diversified asset portfolio, which includes some 16,000 wellbores and a large array of infrastructure across the Western Canadian Sedimentary Basin. We have exposure to virtually every significant resource play in western Canada: shallow gas, tight gas, shale gas, coalbed methane, tight oil and heavy oil. Levering existing pipelines and infrastructure allows us to put money directly into enhancing production through improvements to existing wellbores, recompletions and infill drilling. It's about cultivation and harvesting of properties that contribute the higher-margin production and cash flow.

One commodity outperforms during price downturns: light oil. Production of this premium hydrocarbon is in decline across North America, making it sought-after as a refinery feedstock. Penn West's production is weighted approximately 57 percent to oil, of which the majority is light oil. We are focusing on adding light oil volumes through systematic production optimization and infill drilling of known pools, complemented by carefully selected drilling of high-graded opportunities.

Financial Integrity and Liquidity

Penn West's financial fundamentals are sound. We stack up well not only against other operators in the energy industry but against many other economic sectors.

Penn West will remain financially conservative. Distributions must be calibrated to achieve the right balance of immediate income for our investors, maintaining the right debt ratio for a strong capital structure, and providing sufficient capital for internal reinvestment to strengthen the Trust for the future.

Cost Control

Preserving margins demands that we reduce costs. We aim to reduce overall annual general and administrative expenses, which will have a material impact on our operating margin. We will reduce duplication and overlap resulting from recent acquisitions and focus on retaining those skill sets we need most. We also aim to reduce capital costs. We are reviewing supplier relationships and will seek go-forward pricing reflective of the new environment. Low rig utilization, as we've seen over the winter, is a good leading indicator of lower service and supply costs.

Preserving Flexibility to Pursue Opportunity

Historically, Penn West's operating and financial success has come through a combination of internal reinvestment into the asset base – adding reserves and production through the drill bit – and strategic acquisitions. Our dominant position in western Canada's light oil pools, an asset class that reflects historical discoveries in the 1950s through 1970s, was achieved through a long series of acquisitions – many performed during commodity price downturns.

Today's environment follows several years of record-high asset prices. We expect to see new opportunities to acquire assets or companies at attractive metrics. We won't be hasty. We're waiting for asset prices to come down as financial markets impose de-levering on weaker borrowers. As we said above: Penn West intends to come out of this downturn stronger and more competitive than ever.

THE FUTURE OF ENERGY TRUSTS

Commencing in 2011, the Government of Canada will subject the distributions of Canadian energy trusts to a new tax, called a SIFT ("Specified Investment Flow Through") tax. Penn West has been preparing for this transition since the future change in tax status was announced in October 2006. Through our years as a growth-oriented E&P ("exploration and production") company as well as through the numerous acquisitions we have made over the past several years, we have accumulated tax pools resulting from capital investments on facilities and infrastructure, depreciation and other recognized expenses that we expect will exceed $7 billion by the transition year. This will shelter a large portion of distributions from tax-exposure, enabling us to continue operating essentially as a trust for a period past the 2011 start of the SIFT tax. We believe this constitutes a major benefit to our investors. Following this period, prudent exercise of our tax advantages should allow us to maintain a strong and reasonably tax-efficient income stream as a relatively high-yielding corporation well into the future.

2009 PLAN AND OUTLOOK

Long-term success for an oil and natural gas producer demands more than an asset base, a balance sheet and management experience – although these are all necessary. An energy company needs to be a source of ideas. It needs to apply new technologies into overlooked or previously uneconomic geological concepts. It needs to create new play types within existing operating areas. It needs to find ways to create new, incremental value for its investors. Penn West is doing this.

We have been deploying horizontal multi-stage completion technology across our extensive asset base. Penn West has achieved success in applying multi-stage fracs to a medium-oil reservoir long believed to be uneconomic using vertical drilling technology. Through the use of multi-stage completion technology, we have been able to achieve attractive economics in the Lower Shaunavon, near Swift Current in southwest Saskatchewan. This medium-oil pool holds great potential and will be one of the focus areas for our 2009 capital program. As of February 2009, we had drilled 41.2 net wells in this play. Per well production rates have averaged 116 bbls per day (three-month IP) and 71 bbls per day (12-month IP) of medium-gravity oil. Our large landholdings have created a conservative inventory of 300-350 drilling locations in this play.

Penn West is well-known as an operator of large historical light-oil pools. The resource is in the billions of barrels; the most pressing question is simply how best to recover more of these known volumes. Repressurizing a reservoir by injecting water into vertical wells has been the standard for decades. Last year Penn West initiated a process whereby we began injecting water into a horizontal multi-stage-frac well for use as a water injector. We're excited about the prospects for sweeping additional oil to producing wells, and this program will continue even in the current price environment, with up to half-a-dozen horizontal multi-stage-frac water injectors planned this year.

This year's capital program consists of approximately $600 million. The budget will fund extensive optimization activities throughout our asset base. As a result of this scaled down capital program, we will not be funding many of our longer-term, more capital-intensive projects to the same extent as we have in recent years. These projects include the CO_2 miscible floods of light-oil pools, the cyclic steam recovery pilot in the Peace River Oil Sands, and several non-conventional tight gas resource plays. While we won't be injecting large amounts of capital into these projects in the short-term, we will continue to examine these opportunities as part of a broader process for determining the very best opportunities across our vast land base.

Production is forecast to average 180,000 boe per day (before disposition) through the first half and, following our back-weighted capital program, we expect to exit 2009 with production slightly below that level. Our overall commodity price hedging program should allow us to realize an average oil price equivalent to a WTI benchmark of approximately US$50 per barrel.

Although 2009 will be a challenging year for companies, individuals and governments, we see reasons for longer-term optimism. Penn West Energy has the attributes needed to succeed and to thrive in today's economy. We will stick to our business principles, time-tested through repeated business cycles.



William E. Andrew
Chief Executive Officer and Director



Murray R. Nunns
President and Chief Operating Officer

DEVELOPING SCALABLE AND REPEATABLE OPPORTUNITIES

- LOW-COST VOLUME-ADDS
- OPTIMIZATION OF EXISTING ASSETS


ALBERTA
SASKATCHEWAN
MANITOBA
BRITISH COLUMBIA

JULY LAKE

- Potential multi TCF play
- Muskwa stacked shale
- Gas facility in-place
- All-weather access road
- 140 mmcf per day gas plant capacity
- Year two of a five-year plan
- Promising results to-date
- Sales line currently in-place

LOWER SHAUNAVON NEAR SWIFT CURRENT

- 300-350 future drilling locations
- Year three of an eight-year development plan
- 100,000 acre land base
- Tight-oil play
- Medium-gravity oil
- Utilizing horizontal multi-stage completion technology

EOR AT PEMBINA AND DODSLAND

- Implementing horizontal waterflood injection program
- Promising results to-date
- Significant oil-in-place
- Relatively low recovery to-date
- Opportunities for additional future EOR projects such as CO_2

2009 CAPITAL FOCUS

GROWTH THROUGH HORIZONTAL DRILLING AND MULTI-STAGE COMPLETION TECHNOLOGY

The Lower Shaunavon development near Swift Current in southwest Saskatchewan demonstrates Penn West's ability to internally generate new production through full-cycle exploration. The solution lay in applying breakthrough technology to a historically marginal geological reservoir. Over three years, Penn West has taken this play from a high-risk exploration concept to a production base of 1,600 bbls per day (January 2009) of medium-gravity oil. This is now a development play with a drilling inventory estimated at between 300-350 wells on a 100,000-acre land base.

The key was combining horizontal drilling with hydraulic fracture-stimulation to open up the tighter reservoir rock and achieve commercial flows. Vertical wells into the Lower Shaunavon typically flow at 10-20 bbls per day. By drilling horizontally and applying up to eight fractures along the typically 3,300-foot horizontal leg, Penn West is achieving typical three-month initial production rates of 120-150 bbls per day. Production declines rapidly, then makes a "curve" at about 50 bbls per day and settles into a flatter decline that is expected to generate long-life production.

In 2008, Penn West drilled 25 wells near Swift Current. The combination of high-rate production, medium-gravity oil and Saskatchewan's horizontal well royalty holiday makes this project economic even at current commodity prices. Penn West has a 30-well program underway for 2009, creating a multi-year inventory, with existing producing areas possibly becoming waterflood candidates in the future.

CONVENTIONAL DEVELOPMENT AND OPTIMIZATION

Lower commodity prices demand a producer focus on drilling opportunities offering the greatest incremental production at the lowest capital cost, as well as on improving operating efficiencies to reduce costs per unit of production. This is Penn West's main focus in 2009. Thanks to the Company's diversified asset base across western Canada, producing virtually every hydrocarbon type, Penn West has a large rolling inventory of opportunities viable at today's prices, and can achieve measurable results within months of initiating activities.

Penn West's asset base includes numerous large hydrocarbon pools, approximately 7 million acres of developed and undeveloped lands, and a vast array of infrastructure – gathering systems, compressors, processing plants, oil batteries and field operating teams. The final ingredient is improving technology, including the latest 3-D seismic that allows accurate targetting of smaller reservoir "sweet spots".

Conventional Drilling

In 2008, Penn West achieved measured success in conventional natural gas development in the Plains area. The Company drilled 37 net wells, targetting mainly Mannville channel sands and Colony targets, with wells often yielding 300 mcf to 1.0 mmcf per day in initial production, resulting in attractive cost efficiencies and rapid payout. Another 25-30 wells are planned in 2009. Other ongoing conventional gas opportunities include Hoadley Glauconitic and Ellerslie gas programs at several properties in west central Alberta.

Penn West also added substantial conventional heavy oil production in 2008, when crude oil prices were rising to historical records. This development program is suspended in 2009 due to lower prices, demonstrating the Company's operating flexibility.

Production Optimization

Systematic optimization activities added 11,000 boe per day of incremental volumes to Penn West's production base in 2008, replacing a substantial proportion of the Company's base production decline. Optimization aims to maximize operating margins by adding low-risk production volumes and improving operating efficiencies. The measures include recompleting existing wellbores into overlooked non-producing zones, restimulating or reperforating existing wells to improve flows, adding compression or downsizing under-utilized equipment, centralizing oil batteries to eliminate oil trucking, electrifying pumps and motors, tying in solution natural gas, and others. Over the past three years Penn West conducted a comprehensive solution gas tie-in and pump electrification program at key Saskatchewan properties. This program added gas production and sharply improved production reliability and uptime.

One focus area in 2008 was a legacy producing field at Acheson near Edmonton. In early 2006, the Leduc formation finished the "blowdown" phase of production in the area. Since that time, an aggressive optimization program has been established to backfill decline, keeping the volumes in the gas plant near capacity levels. This systematic, three-year program has added new production by recompleting standing wells into unexploited uphole Wabamun, Viking and Mannville zones. Last year alone, Penn West added 1,500 boe per day and improved field-wide efficiency metrics. This program is continuing in 2009 here and at numerous other properties including around Drayton Valley, Rocky Mountain House, the Peace River Arch and northeast B.C.

RESOURCE PLAYS

With its immense base of developed and undeveloped lands, totalling approximately 7 million acres at year-end 2008, Penn West has exposure to nearly every major resource play in western Canada. Resource plays are large, repeatable and scalable concepts that target known, regionally extensive but technically unconventional oil and natural gas deposits. Through repetition the operator can improve well results and the drilling/completion/production processes, thereby driving down unit costs and increasing profitability. Because resource play-type wells typically exhibit long-life production at low secondary annual decline rates (following a steep initial decline), having a base inventory of many such wells helps a large producer maintain stable volumes over the long term.



192,000*
105,788
99,807
112,369
127,098
04
05
06
07
08

Annual Daily Average Production
(boe per day)
*Pro-forma production for 2008, including Canetic and Vault production from January 1, with approximately 192,000 boe per day.

Today's resource plays are being driven by improving technologies. A key innovation has been applying hydraulic fracture-stimulation in multiple stages along a horizontal well. This technique is highly effective at exposing much more reservoir surface area to the wellbore, a key criterion in less permeable or "tight" reservoirs. Although expensive on a per well basis, the "multi-stage frac" can drive down the costs of achieving a given production rate and developing a given land area because a single horizontal well can access as much reservoir as several vertical wells. To date, Penn West has experienced success with multi-stage fracs in several plays and applications.

In 2008, Penn West allocated approximately 10-12 percent of its field budget to resource plays. In 2009, the focus is to reduce expenditures while evaluating, sorting and testing various resource play concepts to become ready for development when commodity prices recover. Penn West intends to lever its extensive network of pipelines, oil batteries, gas compressors, processing plants and field operating teams to achieve improved capital efficiencies as it proceeds prudently over the longer term.

Tight Gas Sands and Shale Gas

Drilling success in these two play types have excited North America's natural gas sector, triggering thousands of horizontal wells. Penn West has a position in the Devonian shale basin in northeast B.C. In 2008, Penn West drilled one stratigraphic test well and two horizontal multi-stage frac wells into the Devonian shales at July Lake. Results remain confidential. This long-term project is in the early stage of a multi-year cycle, and Penn West will proceed prudently.

ENHANCED OIL RECOVERY

Penn West's assets include ownership within many of the largest pools discovered in western Canada in which resources-in-place are estimated at 16 billion barrels of oil equivalent. The majority of the resources-in-place are not extractable using conventional primary production methods. The future opportunities are increasingly coming through the application of various enhanced recovery techniques to access and produce more of the resource. This is a major focus for Penn West.

The elements of our strategy include:

- Enhancing, improving and enlarging waterflood programs already in operation at many oil pools;
- Evaluating, piloting and commercially implementing enhanced recovery methods such as carbon dioxide (CO_2) miscible flood and cyclic steam stimulation; and
- Applying emerging technologies to work existing assets in new ways in order to unlock a challenging reservoir and/or improve extraction economics.

A key business objective is to add reserves and production from our existing resource base, thereby creating incremental future cash flows available for reinvestment and distribution to Penn West's investors. The proportion of our capital spending directed towards enhanced oil recovery is planned to be carefully increased as we go forward based on the opportunities that we currently recognize. Although the magnitude of the annual capital commitment is managed in accordance with commodity prices and the capital available for reinvestment, the overall strategy points to growth.

Enhanced Recovery Through Waterfloods

Penn West is the largest operator of waterfloods in Alberta, with in excess of 150 operated waterflood schemes providing pressure support and the physical "sweep" of oil towards producing wellbores, maintaining volumes and increasing the recovery ratio of oil. A multi-year project, commenced in 2008, has included the evaluation of all of the Company's oil pools for waterflood implementation, performance, efficiency and growth opportunities. This project will provide the basis for a sustained campaign of waterflood enhancements during the next several years with potential benefits at many significant Penn West fields including Pembina, South Swan Hills, Mitsue, Willesden Green, Bigoray and Dodsland.

Additional Enhanced Oil Recovery Projects

Longer term, injecting CO_2 into an amenable light oil pool offers potential to recover incremental oil beyond that of conventional waterfloods. Acting as a "miscible" agent, CO_2 effectively washes the reservoir rock and mobilizes oil which is then recovered at existing producing wellbores. Commercial application of these CO_2 EOR injection schemes will enable Penn West to contribute to Alberta's multi-billion dollar carbon capture and storage plan, by sequestering millions of tonnes per year of the industrial Greenhouse Gas into aging light-oil fields.

Penn West currently operates two CO_2 miscible flood pilot schemes plus Alberta's only commercial CO_2 miscible flood, and is a non-operating partner in two commercial CO_2 miscible floods in Saskatchewan. The South Swan Hills pilot targets the Beaverhill Lake light-oil formation and commenced injection in May 2008. The pilot, which is planned to extend into 2011, has shown early indications of CO_2 flood response.

At Pembina, Penn West continued to operate its vertical-well pilot, and in the first half of 2008 expanded this pilot by injecting CO_2 into existing vertical wells. One producing well is a conventional single-leg horizontal, while the other was completed with multi-stage fracture stimulation technology. The latter well is generating approximately five times the fluid productivity of conventional vertical wells. The project significantly enhances the technical performance and potential commerciality of CO_2 miscible flooding in the Pembina Cardium.

Commercial application continues to require viable solutions for sourcing, transportation and provision of large-scale, high-quality CO_2. The capital commitments for commercial projects will require a robust commodity price environment and low cost CO_2. For 2009, Penn West will continue to operate all of the pilots.

In the Peace River area of Alberta, Penn West is producing a portion of its Seal Project area using primary recovery methods. The Seal property has significant resource potential, which will ultimately require technically effective and economically enhanced recovery methods such as cyclic steam stimulation. Penn West has completed the initial feasibility and modelling studies of a cyclic steam stimulation pilot at Seal and plans to implement the test-phase project in conjunction with improving commodity price trends.

08 HIGHLIGHTS

FINANCIAL

($ millions, except per unit amounts)

Years ended December 31,	2008	2007	% change
Gross revenues [1]	**$ 4,651**	$ 2,462	89
Funds flow	**2,537**	1,332	90
Basic per unit	**6.75**	5.56	21
Diluted per unit	**6.66**	5.51	21
Net income	**1,221**	175	598
Basic per unit	**3.25**	0.73	345
Diluted per unit	**3.22**	0.73	341
Capital expenditures, net [2]	**1,045**	1,119	(7)
Long-term debt at period-end	**3,854**	1,943	98
Distributions paid [3]	**$ 1,500**	$ 976	54

OPERATIONS

	2008	2007	% change
Daily production [4]			
Light oil and NGL (bbls/day)	**80,370**	50,175	60
Conventional heavy oil (bbls/day)	**27,366**	22,019	24
Natural gas (mmcf/day)	**490**	329	49
Total production (boe/day)	**189,462**	127,098	49
Average sales price			
Light oil and NGL (per bbl)	**$ 91.30**	$ 68.75	33
Conventional heavy oil (per bbl)	**74.55**	45.26	65
Natural gas (per mcf)	**8.43**	6.85	23
Netback per boe			
Sales price	**$ 71.65**	$ 52.73	36
Risk management (loss) gain	**(6.05)**	0.06	(100)
Net sales price	**65.60**	52.79	24
Royalties	**(12.95)**	(9.72)	33
Operating expenses	**(12.31)**	(11.04)	12
Transportation	**(0.49)**	(0.52)	(6)
Netback	**$ 39.85**	$ 31.51	26

[1] Gross revenues include realized gains and losses on commodity contracts.
[2] Excludes business combinations.
[3] Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
[4] Includes Canetic and Vault production from January 11, 2008 and January 10, 2008, respectively.

ABBREVIATIONS

bbl	barrel (oil or natural gas liquids)
bbls per day or bbls/day or bbls/d	barrels per day
boe	barrels of oil equivalent (based on 6 mcf of natural gas equaling one barrel of oil)
boe/d	barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet (natural gas)
mcf/d	thousand cubic feet per day
tcf	trillion cubic feet
EOR	Enhanced Oil Recovery
mmcf	million cubic feet
NGL	natural gas liquids
GJ	gigajoule
TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange
WTI	West Texas Intermediate
IP	initial production

CORPORATE INFORMATION

DIRECTORS

John A. Brussa
Chairman
Calgary, Alberta

William E. Andrew
Calgary, Alberta

James C. Smith (1)(2)(3)
Calgary, Alberta

George H. Brookman (2)(4)
Calgary, Alberta

James E. Allard (1)(5)(6)
Calgary, Alberta

Frank Potter (1)(4)(6)
Toronto, Ontario

Shirley A. McClellan (1)(4)(5)
Hanna, Alberta

Robert G. Brawn (3)(5)
Calgary, Alberta

Daryl Gilbert (2)(3)(5)
Calgary, Alberta

R. Gregory Rich (2)(4)
Houston, Texas

Jack Schanck (3)(5)
Missouri City, Texas

Notes:

(1) Member of the Audit Committee

(2) Member of the Human Resources and Compensation Committee

(3) Member of the Reserves Committee

(4) Member of the Governance Committee

(5) Member of the Health, Safety and Environment Committee

(6) Member of the Acquisition and Divestments Committee

OFFICERS

William Andrew
Director and Chief Executive Officer

Murray Nunns
President and
Chief Operating Officer

Todd Takeyasu
Executive VP, and
Chief Financial Officer

David Middleton
Executive VP, Engineering
and Corporate Development

Thane Jensen
Senior VP, Operations Engineering

Mark Fitzgerald
Senior VP, Production

Hilary Foulkes
Senior VP, Business Development

Keith Luft
General Counsel and Senior VP,
Stakeholder Relations

TRANSFER AGENT

CIBC Mellon Trust Company
Calgary, Alberta
Investors are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company
416-643-5000 or toll-free throughout North America at 1-800-387-0825
Email: inquiries@cibcmellon.ca
Website: www.cibcmellon.ca

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbol: PWT.UN
Debentures: PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F

New York Stock Exchange
Trading Symbol: PWE

HEAD OFFICE

Suite 200, 207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3
Telephone: 403-777-2500
Toll-free: 1-866-693-2707
Fax: 403-777-2699
Website: www.pennwest.com
For further information contact:
Investor Relations
Toll-free: 1-888-770-2633
Email: investor_relations@pennwest.com

WILLIAM ANDREW

Chief Executive Officer
Telephone: 403-777-2502
Email: bill.andrew@pennwest.com

NOTES TO READER

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Refer to our MD&A for a more detailed discussion of forward-looking statements.

The 2008 Annual Summary is an overview of Penn West's business and operating strategies. Copies of our 2008 Financial Statements, Management's Discussion & Analysis as well as our 2008 Community, Culture and Values Report can be obtained by contacting Penn West Investor Relations or by viewing these reports on our website at www.pennwest.com.

Designed and produced by Merlin Edge Inc. www.merlinedge.com Printed in Canada

PennWest ENERGY

Suite 200, 207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3
Telephone: 403-777-2500 Fax: 403-777-2699
Toll-free: 1-866-693-2707

PWT.UN LISTED TSX

PWE LISTED NYSE

www.pennwest.com